# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: mF International Limited, CIK 0001940941
CUSIP: G6065C113
Title of class of securities: Class B Ordinary Shares, with no par value
Address of issuer's principal executive offices: Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong (K3), 0
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0002069246
Persons authorized to receive notices and communications: Dawei Yuan, Room 2308, 23/F, The Center, 99 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 0, 852 68101055

## Reporting persons
- Fire Lucky Investment Co., Ltd. (CIK 0002069246): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 9,046,892; shared voting power 0; sole dispositive power 9,046,892; shared dispositive power 0; aggregate amount beneficially owned 9,046,892 (100% of the class)
  Comment: (1) The percentage is calculated based on 9,046,892 Class B Ordinary Shares of the Issuer outstanding as of April 23, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2025.
- Dawei Yuan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 9,046,892; shared voting power 0; sole dispositive power 9,046,892; shared dispositive power 0; aggregate amount beneficially owned 9,046,892 (100% of the class)
  Comment: (1) The percentage is calculated based on 9,046,892 Class B Ordinary Shares of the Issuer outstanding as of April 23, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, with no par value
Name of issuer: mF International Limited
Address of issuer's principal executive offices: Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong (K3), 0
Comment:
This Statement on Schedule 13D (this "Statement") relates to the Class B Ordinary Shares, with no par value (the "Class B Shares"), of mF International Limited, a company organized under the laws of the British Virgin Islands (the "Issuer").
According to the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2025 (the "Form 20-F"), on September 6, 2024, the Company's shareholders approved the re-designation and re-classification of the ordinary shares beneficially held by Gaderway Investments Limited (the "Seller") into 9,046,892 Class B Shares, each with 20 votes per share, and the ordinary shares held by other shareholders into 4,204,775 Class A Ordinary Shares, with no par value (the "Class A Shares", and together with the Class B Shares, the "Ordinary Shares"), each with one vote per share, on a one for one basis (such re-designation and re-classification, the "Re-Classification").
According to the Form 20-F, the Class A Shares are listed on the Nasdaq Capital Market under the symbol "MFI."
The Reporting Persons (as defined in "Item 2. Identity and Background") are filing this Statement due to their belief that the Class B Shares may be considered to be an equity security registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), even though the Issuer reported on the cover page of the Form 20-F that the Class A Shares are registered or to be registered pursuant to Section 12(b) of the Exchange Act and that no securities are registered or to be registered pursuant to Section 12(g) of the Exchange Act.

## Item 2. Identity and Background
Name of person filing:
Fire Lucky Investment Co., Ltd. ("Fire Lucky") and Dawei Yuan ("Mr. Yuan"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
The Reporting Persons entered into a Joint Filing Agreement on May 30, 2025 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.
Residence or business address: The address of Fire Lucky's principal office is at Room 2308, 23/F, The Center, 99 Queen's Road Central, Central, Hong Kong. The business address of Mr. Yuan is at Room 2308, 23/F, The Center, 99 Queen's Road Central, Central, Hong Kong.
Present principal occupation or employment: Fire Lucky is a privately held investment holding company. Mr. Yuan is an investor. Mr. Yuan is the sole shareholder, director and executive officer of Fire Lucky.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Fire Lucky is a Cayman Islands company. Mr. Yuan is a citizen of the People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Fire Lucky entered into a share purchase agreement with Gaderway Investments Limited, a British Virgin Islands company (the "Seller"), Tai Wai (Stephen) Lam and Chi Weng Tam (collectively the "Controlling Shareholders") on May 22, 2025, a copy of which is attached hereto as Exhibit 99.2 (the "Share Purchase Agreement"). The description of the Share Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.
Under the Share Purchase Agreement, Fire Lucky agreed to purchase from the Seller, and the Seller agreed to sell to Fire Lucky, 9,046,892 Class B Shares ("Seller Shares"), which represents 100% of the Class B Shares and approximately 68.3% of the outstanding Ordinary Shares of the Issuer as disclosed in the Form 20-F, at a closing that is expected to occur in June 2025, for the consideration of an aggregate purchase price of US$7,800,000 in cash (the "Purchase Price"), and on other terms and conditions set forth in the Share Purchase Agreement.
Fire Lucky plans to use personal funds contributed to it by Mr. Yuan to fund the Purchase Price.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in "Item 3. Source and Amount of Funds or Other Consideration" is hereby incorporated by reference in this Item 4.
The Reporting Persons became the beneficial owner of the Seller Shares once the Share Purchase Agreement was signed by the parties thereto. Following the transactions described in this Statement, the Reporting Persons will be deemed to beneficially own approximately 68.3% of the Issuer's issued and outstanding shares. In connection with the transfer of the Seller Shares, Fire Lucky plans to designate up to five (5) directors to the board of directors of the Issuer, and under the Share Purchase Agreement the Seller and the Controlling Shareholders shall jointly procure that the Issuer shall take all actions to ensure that immediately prior to and immediate after the closing thereunder and provided that Fire Lucky has made the first payment thereunder for the Seller Shares, the board of directors of the Issuer shall consist of seven (7) directors, up to five (5) of whom shall be designated by Fire Lucky.
The Reporting Persons have no present intention to acquire additional securities of the Issuer, and they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the documents described in the Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the documents described in the Statement. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.
Except as set forth in this Statement or in the transactions or documents described herein, neither Reporting Person has any present plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,
(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,
(e) Any material change in the present capitalization or dividend policy of the Issuer,
(f) Any other material change in the Issuer's business or corporate structure,
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,
(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Fire Lucky has the right to acquire 9,046,892 Class B Shares under the Share Purchase Agreement, representing 100% of the Issuer's outstanding Class B Shares, or 68.3% of the Issuer's outstanding Ordinary Shares as disclosed in the Form 20-F.
As of the date hereof, Mr. Yuan may be deemed to have beneficial ownership of the 9,046,892 Class B Shares to be acquired by Fire Lucky under the Share Purchase Agreement, representing 100% of the Issuer's outstanding Class B Shares, or 68.3% of the Issuer's outstanding Ordinary Shares as disclosed in the Form 20-F. Mr. Yuan is the sole shareholder of Fire Lucky and, following the closing of the purchase under the Share Purchase Agreement described in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" (the "Closing"), Mr. Yuan will beneficially own all of the Class B Shares held by Fire Lucky.
The above disclosure of percentage information was calculated based on a total of 4,204,775 Class A Shares outstanding and 9,046,892 Class B Shares outstanding as of April 23, 2025, as reported in the Form 20-F.
Except as disclosed in this Statement, neither Reporting Person beneficially owns any Class B Shares or has the right to acquire any Class B Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Following the Closing, the number of shares to which Fire Lucky has:
Sole power to vote or to direct the vote: 9,046,892 Class B Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 9,046,892 Class B Shares
Shared power to vote or to direct the vote: 0
Following the Closing, the number of shares to which Mr. Yuan has:
Sole power to vote or to direct the vote: 9,046,892 Class B Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 9,046,892 Class B Shares
Shared power to vote or to direct the vote: 0
Except as disclosed in this Statement, neither Reporting Person presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class B Shares that they may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither Reporting Person has effected any transaction in the Class B Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in "Item 3. Source and Amount of Funds or Other Consideration" and "Item 4. Purpose of Transaction" is hereby incorporated by reference in this Item 6.
Share Purchase Agreement
Fire Lucky entered into the Share Purchase Agreement with the Seller and the Controlling Shareholders on May 22, 2025. Under the Share Purchase Agreement, Fire Lucky agreed to purchase from the Seller, and the Seller agreed to sell to Fire Lucky, the Seller Shares at a Closing that is expected to occur in June 2025, for the consideration of the Purchase Price and on other terms and conditions set forth in the Share Purchase Agreement. The Share Purchase Agreement contains customary representations, warranties and indemnities from each of the parties thereto for a transaction of this nature.
Under the Share Purchase Agreement, a party's closing conditions include, among others, (i) there shall not be law or governmental order prohibiting or taking any other actions against the consummation of the transactions thereunder, (ii) the representations and warranties of the other party thereunder shall be true and correct as of the date of Closing, (iii) the covenants and agreements of the other party thereunder to be performed as of or prior to the Closing shall have been performed in all material respects, and (iv) the other party shall have delivered certain closing certificate. Fire Lucky's closing conditions under the Share Purchase Agreement, in addition, include (x) the composition of the board of directors of the Issuer shall comply with the board composition agreed thereunder, (y) the Issuer shall have delivered a copy of its board resolutions approving the transactions contemplated thereunder, and the Seller shall have delivered a British Virgin Islands legal opinion, and (z) no certain impairment effect or material adverse effect (each as defined therein) shall have occurred, and no action shall have been commenced and governmental order issued involving the Issuer, any affiliate or subsidiary of the Issuer or any director, officer or executive of the Issuer. Any party may waive any closing condition favorable to it.
The Share Purchase Agreement may be terminated prior to the closing of the transaction thereunder (i) by mutual written agreement of the Seller and Fire Lucky, (ii) by Fire Lucky or the Seller if there shall be in effect any law or governmental order (that shall have become final and non-appealable) that permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the transaction thereunder, (iii) by the Seller if Fire Lucky has breached the Share Purchase Agreement and does not cure such breach before the 30th day following receipt of written notice from the Seller, subject to certain conditions, (iv) by Fire Lucky if any warrantor thereunder has breached the Share Purchase Agreement and does not cure such breach before the 30th day following receipt of written notice from Fire Lucky, and which breach would result in the failure of certain conditions to be satisfied, (v) by Fire Lucky immediately upon any breach by any warrantor thereunder of certain covenants thereof and (v) by Fire Lucky or the Seller if closing of the transaction thereunder has not been consummated on or before the date falling 30 days after the date of the Share Purchase Agreement.
The foregoing description of the Share Purchase Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Share Purchase Agreement. A copy of the Share Purchase Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
The Share Purchase Agreement and the above description of the Share Purchase Agreement have been included to provide investors and security holders with information regarding the terms of the Share Purchase Agreement and are not intended to provide any other factual information about Fire Lucky, the Issuer, the Seller, the Controlling Shareholders or their respective subsidiaries, affiliates or businesses. The representations and warranties contained in the Share Purchase Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Share Purchase Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to holders of Ordinary Shares, and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by the parties to each other. Investors should not rely on the representations and warranties contained in the Share Purchase Agreement as characterizations of the actual state of facts or condition of Fire Lucky, the Issuer, the Seller, the Controlling Shareholders or any of their respective subsidiaries, affiliates or businesses.
Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1-Joint Filing Agreement, dated May 30, 2025, by and between Fire Lucky Investment Co., Ltd. and Dawei Yuan
Exhibit 99.2-Share Purchase Agreement, dated May 22, 2025, by and among Fire Lucky Investment Co., Ltd., Gaderway Investments Limited, Tai Wai (Stephen) Lam and Chi Weng Tam

## Signatures
- Fire Lucky Investment Co., Ltd.: /s/ Dawei Yuan, Dawei Yuan/Director (05/30/2025)
- Dawei Yuan: /s/ Dawei Yuan, Dawei Yuan (05/30/2025)